GREIF, INC.
RESTRICTED SHARE AWARD AGREEMENT
UNDER THE
2001 MANAGEMENT EQUITY INCENTIVE
AND COMPENSATION PLAN
Greif, Inc., a Delaware corporation (the “Company”), has awarded to Robert M. McNutt (the “Recipient”) as of June 10, 2011 (the “Award Date”) thirty thousand (30,000) shares (the “Restricted Shares”) of Class A Common Stock, without par value, of the Company (the “Shares”). The Restricted Shares have been awarded pursuant to the Company’s 2001 Management Equity Incentive and Compensation Plan (the “Plan”) and shall be subject to all of the provisions of the Plan, which are hereby incorporated herein by reference, and shall be subject to the following provisions of this agreement. Capitalized terms used in this agreement that are not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.
1. Restrictions on Transfer. During the period commencing on the Award Date and continuing until January 1, 2016 (the “Restriction Period”), the Recipient shall not sell, pledge, encumber, assign, or otherwise transfer the Restricted Shares. Notwithstanding the foregoing, upon the Recipient’s death or disability (as defined below), the foregoing restriction on transfer shall terminate and the legal representative or designated beneficiary of the Restricted Shares may transfer such Restricted Shares before the end of the Restriction Period. For purposes of this Agreement, “disability” has the meaning ascribed to such term in the long term disability plan maintained by the Company at the time that the determination of disability is made hereunder.
2. Purchase Price. The purchase price for the Restricted Shares shall be $0.
3. Vesting Schedule; No Risk of Forfeiture. The Restricted Shares shall vest in accordance with the following schedule and upon the date that Restricted Shares become fully vested, such Restricted Shares are not subject to any risk of forfeiture:

# of Restricted Shares	Vesting Date
7,500	June 16, 2011
7,500	January 1, 2012
7,500	January 1, 2013
7,500	January 1, 2014
In the event that the Recipient’s employment with the Company terminates before a Vesting Date, then the Restricted Shares that have not vested before the date of termination shall be forfeited. Notwithstanding the foregoing or the provisions of the Plan to the contrary, if Recipient’s employment with the Company terminates due to death, disability, involuntary termination without cause or a change of control prior to the end of the Restriction Period, the Restricted Shares shall be fully vested.
4. Stock Issuances. Upon execution and delivery of this agreement by the Recipient, receipt of payment of the full purchase price for the Restricted Shares subject to this agreement, if any, and as the vesting requirements contained herein are satisfied with respect to a portion of the Restricted Shares, the Company shall issue that portion of the Restricted Shares to the Recipient. The Company may issue the Restricted Shares in the form of a certificate or by book entry, in the Company’s sole discretion. Certificates issued with respect to the Restricted Shares shall bear appropriate legends with respect to the transfer restrictions set forth in this agreement. Upon the expiration of all transfer restrictions applicable to the Restricted Shares, unrestricted Shares shall be issued and delivered to the Recipient. Notwithstanding the foregoing, the Recipient may elect that the portion of the Restricted Shares to be issued after a Vesting Date be paid in a combination of cash and Restricted Shares as hereinafter described. In order to elect this option, the Recipient must notify the Secretary of the Company in writing no later than ten business days before the relevant Vesting Date (the “Election Notice”), and the Election Notice must certify the Recipient’s federal income tax rate plus the medicare rate plus the applicable state tax rate (collectively, the “Tax Rate”); provided that the Tax Rate shall not exceed forty percent (40%). If the Election Notice is properly provided, the amount of any such cash payment shall be determined as follows (the “Cash Payment Portion”): the closing price per share of the Shares on the business day immediately preceding the date such Restricted Shares are to be issued (the “Closing per Share Price”) multiplied by the number of such Restricted Shares to be issued (the product being the “Total Award Price”) and then multiplied by the Tax Rate set forth in the relevant Election Notice. If the Election Notice is properly provided, the number of Restricted Shares awarded shall be determined as follows (the “Restricted Share Portion”): The Total Award Price minus the Cash Payment Portion divided by the Closing per Share Price, rounded down to the nearest whole share, with any difference being paid in cash.

5. Rights As Stockholder. On and after the issuance of the Restricted Shares to the Recipient, the Recipient shall have all of the rights of a stockholder of the Company with respect to the Restricted Shares so issued, including the right to vote the issued Restricted Shares and the right to receive any dividends or other distributions with respect to the issued Restricted Shares, but subject, however, to the restrictions on transfer set forth in this agreement.
6. Acceptance of Award. The award of the Restricted Shares must be accepted by the Recipient within 30 days after the Award Date by executing this agreement and paying the purchase price, if any, required under §2 of this agreement. The Recipient shall not have any rights with respect to the Restricted Shares awarded under this agreement unless and until the Recipient has executed this agreement, delivered a fully executed copy thereof to the Secretary of the Company, and otherwise complied with the applicable terms and conditions of the award of the Restricted Shares.
7. Taxes. The Recipient hereby agrees that, upon request by the Company, the Recipient shall pay to the Company an amount equal to all taxes which the Company is required to withhold with respect to the award of the Restricted Shares to the Recipient or make arrangements satisfactory to the Company regarding the payment of such taxes, or, in lieu thereof, the Company shall have the right to retain or sell without notice a number of Restricted Shares sufficient to cover the amount required to be withheld. The obligations of the Company under the Plan shall be conditional on such payment or other arrangements acceptable to the Company.
8. Compliance with Securities Laws. No Restricted Shares shall be deliverable under this agreement or the Plan except in compliance with all applicable federal and state securities laws and regulations. The Company may require the Recipient (a) to represent and warrant to and agree with the Company in writing that the Recipient is acquiring the Restricted Shares without a view to distribution thereof, and (b) to make such additional representations, warranties and agreements with respect to the investment intent of the Recipient as the Company may reasonably request.
All certificates for the Restricted Shares shall be subject to such stop-transfer orders and other restrictions as the Company may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities laws, and the Company may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.
9. Section 16 Compliance. Unless the Recipient could otherwise dispose of the Restricted Shares without incurring liability under Section 16(b) of the Exchange Act, none of the Restricted Shares may be disposed of until at least six months have elapsed from the Award Date.

GREIF, INC.

By:	/s/ Michael J. Gasser
Michael J. Gasser, Chairman and Chief Executive Officer

Acceptance of Agreement
The Recipient hereby: (a) acknowledges receiving a copy of the Plan and represents that the Recipient is familiar with all provisions of the Plan; and (b) accepts this agreement and the award of the Restricted Shares under this agreement subject to all terms, provisions, and restrictions of both the Plan and this agreement.

/s/ Robert M. McNutt Robert M. McNutt
Dated as of June 10, 2011

3